SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                             AremisSoft Corporation
                             ----------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         -------------------------------
                         (Title of Class of Securities)

                                   040036-10-6
                                 --------------
                                 (CUSIP Number)

                                 Roys Poyiadjis
                                Onyx Capital Inc.
                                c/o Jason S.A.M.
                            31 Avenue Princess Grace
                                 MC 98000 MONACO
                                Attn: Peter Grut
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 14, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

Check the following box if a fee is being paid with the statement. |_| (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            040026-10-6

------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON         ONYX CAPITAL INC.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           N/A
------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a  |_|
         N/A                                                    b  |_|
------------------------------------------------------------------------------
3.       SEC USE ONLY

------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS
         2(d) OR 2(e)                                              |_|


------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS
-------------------------------------------------------------------------------

                                                7.      SOLE VOTING POWER
                        NUMBER OF                                       0
                         SHARES                 --------------------------------
                      BENEFICIALLY              8.      SHARED VOTING POWER
                         OWNED                                    779,620
                         BY EACH
                        REPORTING               --------------------------------
                       PERSON WITH              9.      SOLE DISPOSITIVE POWER
                                                                        0
                                                -------------------------------
                                                10.     SHARED DISPOSITIVE POWER
                                                                  779,620



-------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  779,620
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
  |_|

--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.76%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  CO
-------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.            040026-10-6

-------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON                 ROYS POYIADJIS

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                N/A
------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               a  |_|
         N/A                                                             b  |_|
-------------------------------------------------------------------------------
3.       SEC USE ONLY


-------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*

         PF
-------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS
         2(d) OR 2(e)                                                  |_|


-------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED KINGDOM
----------------------------------------------------------------------------

                                               7.      SOLE VOTING POWER
                        NUMBER OF                                       0
                         SHARES                 --------------------------------
                      BENEFICIALLY              8.      SHARED VOTING POWER
                         OWNED                                    779,620
                         BY EACH
                        REPORTING               --------------------------------
                       PERSON WITH              9.      SOLE DISPOSITIVE POWER
                                                                        0
                                                -------------------------------
                                                10.     SHARED DISPOSITIVE POWER
                                                                  779,620


------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  779,620
-------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
|_|

------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  5.76%
-------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

                  IN
------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGES, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

         This statement relates to the voting Common Stock, $.001 par value, of AremisSoft Corporation, a Delaware corporation ("AremisSoft" or the "Company"). The address of the Issuer's (AremisSoft's) principal executive offices is Goldsworth House, Denton Way, Woking Surrey GU213LG, United Kingdom.

Item 2.  Identity and Background.

         The  person  filing  this  statement  and  the  person   enumerated  in
Instruction C of Schedule 13D, its place of organization, directors, executive officers and controlling person, is as follows:

         Onyx Capital Inc.("Onyx") is a corporation organized in the British Virgin Islands. The sole director of Onyx is Egmont International Associates, Inc. The principal business address and principal office of Onyx is c/o Jason S.A.M., 31 Avenue Princess Grace, MC 98000 Monaco. The principal business of Onyx is business management and investment. Roys Poyiadjis is the investment adviser for Onyx. Mr. Poyiadjis is also President and Vice Chairman of the Board of AremisSoft.

         Neither Mr. Poyiadjis, Onyx nor any of the executive officers or directors of Onyx have, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In a privately negotiated transaction, Onyx acquired 195,430 shares of AremisSoft's Common Stock at $5.125 per share, for an aggregate price of $1,001,578.75. The acquisition was made utilizing existing funds of Onyx.

Item 4.  Purpose of the Transactions.

         Onyx acquired the 195,430 shares of AremisSoft Common Stock for investment purposes.

                  a. Onyx, subject to and depending upon availability at prices deemed favorable by Onyx, may purchase additional shares of the Company's Common Stock from time to time in the open market or in privately negotiated transactions with third parties. Affiliates of Onyx, or others, may, from time to time, purchase additional shares. Further, while it is not the present intention of Onyx to do so, it reserves the right to dispose of the shares of Common Stock held by it in the open market, in privately negotiated transactions with third parties or otherwise, depending upon market conditions and other factors.

                  b. Onyx has no current plans or proposals which relate to or would result in any of the following:

                    (i)  An  extraordinary  corporate  transaction,  such  as  a
                         merger,   reorganization   or  liquidation,   involving
                         AremisSoft or any of its subsidiaries;

                    (ii) A sale or  transfer  of a material  amount of assets of
                         AremisSoft or any of its subsidiaries;

                    (iii)Any  change  in  the  present  board  of  directors  or
                         management  of  AremisSoft,   including  any  plans  or
                         proposals to change the number or term of directors or to fill any existing vacancies on the board.

                    (iv) Any material  change in the present  capitalization  or dividend policy of AremisSoft;

                    (v) Any other material change in AremisSoft's business or corporate structure;

                    (vi) Changes in AremisSoft's charter,  bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AremisSoft by any person;

                   (vii) Causing  a class  of  securities  of  AremisSoft  to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (viii) A class of equity  securities of AremisSoft  becoming eligible for  termination of  registration  pursuant to
                         Section 12(g)(4) of the Act; or

                    (ix) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Onyx directly owns 779,620 shares of AremisSoft Common Stock. As investment adviser to Onyx, Mr. Poyiadjis shares voting and dispositive power over the shares of AremisSoft Common Stock with Onyx and, therefore, may be deemed to be the beneficial owner of the AremisSoft shares held by that entity.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not Applicable.

Item 7.  Materials to be Filed as Exhibits.

         Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. This signature page may be executed in one or more counterparts, each of which shall constitute one and the same instrument.


                                             ONYX CAPITAL INC,
                                         a British Virgin Islands corporation



Dated:      July 21, 1999             /s/ ROYS POYIADJIS
                                          ----------------------------------
                                          Roys Poyiadjis, Investment Adviser


Dated:      July 21, 1999                /s/ ROYS POYIADJIS
                                          ----------------------------------
                                          Roys Poyiadjis, an individual